Exhibit 99.1
Investor Presentation September 2011

DISCLAIMER 2 This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the company's future performance; projections of the company's results of operations or financial condition; statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants; expectations that the company's credit facilities will be extended or renewed; expectations concerning dividend payments and share buy-back; statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC); expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos- related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions.

3 Business overview USA and Europe Fibre Cement Asia Pacific Fibre Cement Group Outlook Summary Appendix AGENDA In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 29. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos, ASIC expenses and asset impairments", "EBIT margin excluding asbestos, ASIC expenses and asset impairments", "Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos and asset impairments", "Effective tax rate excluding asbestos, asset impairments and tax adjustments", "EBITDA" and "General corporate costs excluding domicile change related costs"). Unless otherwise stated, results and comparisons are of the 1st quarter and current fiscal year versus the 1st quarter of the prior fiscal year.

4 JAMES HARDIE - A WORLD LEADER IN FIBRE CEMENT USA Fibre Cement Products Siding Soffit Fascia Trim Backerboard Asia Pacific Fibre Cement Products Residential siding Commercial exteriors Flooring Ceiling and internal walls

5 Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick Vinyl Fire resistant Hail resistant Resists warping Resists buckling Colour lasts longer Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? Fibre cement Engineered wood ? ? ? ? ? ? ? FIBRE CEMENT - SUPERIOR PRODUCT PERFORMANCE

6 Annual net sales US$1.3b Total assets US$1.4b Net debt US$26.9m Operations in North America, Asia Pacific and Europe 2,500 employees Market cap US$2.6b S&P/ASX 100 company NYSE ADR listing Note: Net sales (annualised), total assets and net debt are at 30 June 2011. Total assets exclude asbestos compensation. JAMES HARDIE: A GROWTH FOCUSED COMPANY

1ST QUARTER FY12 RESULTS - GROUP OVERVIEW 7 1st quarter operating results reflect the low demand US operating environment, a softer residential construction market in Australia, higher freight and input costs (primarily pulp) partially offset by the higher value of the Asia Pacific businesses' currencies Net operating profit for the first quarter including asbestos, ASIC expenses and tax adjustments was affected by an unfavourable asbestos adjustment of US$38.2 million which is attributable to the appreciation of the A$ against the US$

8 BUSINESS PORTFOLIO At and for the three months ended 30 June 2011 * EBIT - Excludes Research and Development EBIT and Asbestos-related items USA and Europe Fibre Cement Asia-Pacific Fibre Cement 69% 31% 77% 23% 70% 30% Volume Sales EBIT*

9 Flat Sheet Plants Capacity (mmsf) Plants operating at August 2011 Cleburne, Texas 500 Peru, Illinois 560 Plant City, Florida 300 Pulaski, Virginia 600 Reno, Nevada 300 Tacoma, Washington 200 Waxahachie, Texas 360 Plants suspended at August 2011 Blandon, Pennsylvania1 200 Fontana, California1 180 Summerville, South Carolina1 190 Flat Sheet Total 3,390 JH Plant Design Capacity Tacoma, WA Plant City, FL Waxahachie, TX Cleburne, TX Peru, IL Blandon, PA Summerville, SC Pulaski, VA Reno, NV Fontana, CA Plant locations 1 Production was suspended at the Blandon plant in October 2007; at the Summerville plant in November 2008; and at the Fontana plant in December 2008 THE USA BUSINESS - LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA

US EXTERIOR CLADDING MARKET Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined. 2) Siding volumes exclude waste factors, a change from previously reported numbers. Sources: NAHB Builder Practices and Consumer Practices Report - 2008 Siding and Exterior Wall Finish, adjusted to reflect JH's estimate for FC and wood categories. Large growth opportunity

USA AND EUROPE FIBRE CEMENT * Excludes impairment charges of US$45.6 million in Q4 FY08 11 EBIT and EBIT Margin* EBIT EBIT Margin

USA FIBRE CEMENT 12 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

Average Net Sales Price US$ per MSF USA AND EUROPE FIBRE CEMENT 13 US$661

14 TOTAL USA HOUSING STARTS - US CENSUS BUREAU There is no evidence of a sustainable recovery in US housing Month-to-month performance is more stable in FY12

15 Focus on primary demand growth and cost management Business re-set to balance supply and demand production suspended at Blandon PA (November 2007), Summerville SC (November 2008) plants and Fontana CA (December 2008) corporate-wide review of activities, projects and cost-saving opportunities changes made to SG&A cost base considering impact on ability to enable business to compete and grow as the housing market recovers Employee numbers in US business down >25% from peak in 2006 Assisted in delivery of solid operating performance despite weaker market Able to 'flex up' quickly if needed Continuing to invest in growth initiatives, such as R&D and market development RESPONSE TO US HOUSING DOWNTURN

16 ColorPlus(r) Collection (pre-painted siding and trim): Driving growth against vinyl in Northern USA Launched in Western and Southern USA FY07 Higher value products with higher revenue stream Strategy designed to reduce 'on the wall' cost and close gap with vinyl siding Supply of pre-painted exterior products Reduce supply chain costs Best practice installation Channel increases revenue base and gains incremental volume End-user gets higher quality product at reduced cost PRODUCT LEADERSHIP EXAMPLE - COLORPLUS(r)

17 17 7th Generation versus 2nd Generation generic fibre cement The HardieZone(tm) System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE - HARDIEZONE(tm) SYSTEM

18 Five manufacturing plants in Asia Pacific Net sales US$375.2m EBIT US$84.4m Higher value differentiated products Lower delivered cost Shift to growth model ASIA PACIFIC FIBRE CEMENT Asia Pacific manufacturing facilities. Net Sales and EBIT as at 30 June 2011 and annualised.

19 ASIA PACIFIC FIBRE CEMENT - EXAMPLES General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls

20 GROUP OUTLOOK Key Priorities The company's key medium term priorities in the US are: Grow primary demand and exterior cladding market share - with focus on repair and remodel and non-metro markets Increase market penetration of our ColorPlus(r) and Trim products Overall Group Strategy The company's focus is to: Deliver primary demand growth Continue to shift to a higher value product mix Increase manufacturing efficiency Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should stronger than expected recovery eventuate

GROUP OUTLOOK 21 United States Weak recovery driven by low consumer confidence The flow of foreclosed homes into the market continues, house values continue to decline, credit conditions remain restrictive and the broader economic recovery remains relatively weak and uncertain Freight and input costs (particularly pulp) remain high Asia Pacific Australia: Industry data indicates that both new housing and repair and remodel markets will be weaker in the current financial year Philippines: both domestic and export demand have contracted in the 1st quarter New Zealand: activity remains subdued

22 Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage Industry leadership and profitable growth GLOBAL STRATEGY

We have a strong, well-established, growth-focused and high return business We have a sustainable competitive advantage Our model for strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Ongoing commitment to research and development Significant organisational advantages Focused strategy and organisational effort Scale Despite the US operating environment the company has performed exceptionally well during the downturn, delivering consistently solid financial returns The company is positioned well to leverage its capabilities as a recovery occurs SUMMARY 23

Appendix

KEY RATIOS 25 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Includes restricted cash set aside for AFFA 4 Q1 '12 EPS, Return on Shareholders' Funds and Return on Capital Employed are reported on an annualised basis

USA AND EUROPE FIBRE CEMENT Primary Growth Performance 26 All market and market share figures are management estimates.

27 GUIDANCE Challenges remain, with the operating environment in the US, in particular, still weak and uncertain and the Australian construction market softening Management anticipates FY12 full year earnings excluding asbestos, ASIC expenses and tax adjustments to be within the analysts' range of US$126 million to US$140 million Management cautions that conditions remain uncertain and notes that the cost of some inputs, particularly pulp and freight, remain high Management cautions that guidance is dependent upon housing industry conditions and the A$/US$ exchange rate remaining stable for the balance of the year ending 31 March 2012 The company continues to perform well financially and our employees remain focussed on driving our long term strategies, notwithstanding the challenges facing the business

28 The reduced level of debt, along with a reduction in the number of company specific contingencies and a strengthened confidence in the business' ability to adapt and meet the challenges of the low demand operating environment has enabled the Board to announce in May 2011 the resumption of an active approach to capital management Dividends New policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments) in the form of ordinary dividends Expect to resume paying dividends following 2nd quarter FY12 results Share buyback On market share buyback of up to 5% of issued capital over 12 months commencing May 2011 First shares acquired August 2011 CAPITAL MANAGEMENT

29 LEGACY ISSUES UPDATE Australian Tax Office (ATO) - 1999 Disputed Amended Assessment James Hardie's subsidiary RCI's initial appeal dismissed in September 2010 by Federal Court in Australia Charge of US$345.2 million effective 1 September 2010 (no impact on net operating cash flow in FY11) Following a hearing in May 2011, the Full Federal Court upheld RCI's appeal in August 2011 The ATO may apply for special leave to appeal the Full Federal Court judgment to the High Court If there is no application for special leave or special leave is denied, the ATO will refund amounts paid, being A$239.6 million at 30 June 2011, plus interest and a portion of RCI's legal costs, and the Company will recognise an income tax benefit of approximately A$403.0 million No money other than General Interest Charges will be exchanged until all avenues of appeal have been resolved

30 LEGACY ISSUES UPDATE (CONTINUED) ASIC Proceedings Court of Appeal judgement handed down on 17 December 2010 Company's appeal dismissed Non-executive directors' appeals upheld ASIC and one former executive granted special leave to appeal to the High Court of Australia High Court appeal hearing scheduled for 25 - 27 October 2011

31 ENDNOTES This Management Presentation should be read in conjunction with the following documents: Form 20F filed with the US Securities and Exchange Commission, and the Q1 FY12 results material including a Media Release, Condensed Consolidated Financial Statements, Management's Analysis of Results, and Management Presentation. Definitions Non-financial Terms ABS - Australian Bureau of Statistics. AFFA - Amended and Restated Final Funding Agreement. AICF - Asbestos Injuries Compensation Fund Ltd. ASIC - Australian Securities and Investments Commission. ATO - Australian Taxation Office. Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income.

Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense (excluding loan establishment fees). Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. Return on Capital employed - EBIT divided by gross capital employed. 32

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses- EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. 33

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments- Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 34

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments- Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 35

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments- Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 36

Non-US GAAP Financial Measures (continued) EBITDA- is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. 37

Non-US GAAP Financial Measures (continued) General corporate costs excluding ASIC expenses and domicile change related costs- General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. 38